UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Amendments to Articles of Incorporation or Bylaws

Dogness (International) Corporation has adopted the Amended and Restated Memorandum and Articles of Association on November 1, 2022, after its Annual Meeting of Shareholders’ Approval on October 25, 2022. The full text of the Amended and Restated Memorandum and Articles of Association is set forth in Exhibit 5.03 to this report.

EXHIBIT INDEX

Exhibit	Description
5.03	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

Date: November 18, 2022	By:	/s/ Yunhao Chen
	Name:	Yunhao Chen
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer